UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Butterfly Network, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 124155102

Class B common stock: Not Applicable

(CUSIP Number)

Jonathan M. Rothberg, Ph.D.

c/o Butterfly Network, Inc.

530 Old Whitfield Street
Guilford, Connecticut 06437

(203) 689-5650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 1 of 9

1	NAMES OF REPORTING PERSON Jonathan M. Rothberg, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,038,300 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,038,300 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,300 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0% of the Class A common stock and 100% of the Class B common stock[2]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) restricted stock units for 1,038,300 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”), of which RSUs for 129,788 shares vest within 60 days of February 12, 2021 held by Dr. Rothberg, which vesting will be delayed to the extent the Issuer has not filed a Form S-8 registering such shares by the applicable vesting date, and (ii) 26,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC.

2 Calculated based on 164,862,472 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 2 of 9

1	NAMES OF REPORTING PERSON 4C Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,919,141 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,919,141 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,919,141 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% of the Class B common stock[3]
14	TYPE OF REPORTING PERSON OO

3 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 3 of 9

1	NAMES OF REPORTING PERSON 4C Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[4]
14	TYPE OF REPORTING PERSON OO

4 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 4 of 9

1	NAMES OF REPORTING PERSON 4C Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[5]
14	TYPE OF REPORTING PERSON OO

5 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 5 of 9

1	NAMES OF REPORTING PERSON 4C Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[6]
14	TYPE OF REPORTING PERSON OO

6 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 6 of 9

1	NAMES OF REPORTING PERSON 4C Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,642,693 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,642,693 shares of Class B common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,693 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[7]
14	TYPE OF REPORTING PERSON OO

7 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 7 of 9

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 530 Old Whitfield Street, Guilford, Connecticut 06437.

Item 2.	Identity and Background.

(a) This Statement is being filed on behalf of (i) Jonathan M. Rothberg, Ph.D., (ii) 4C Holdings I, LLC, (iii) 4C Holdings II, LLC, (iv) 4C Holdings III, LLC, (v) 4C Holdings IV, LLC, and (vi) 4C Holdings V, LLC (together, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Butterfly Network, Inc., 530 Old Whitfield Street, Guilford, Connecticut 06437.

(c) Dr. Rothberg is the founder of Legacy Butterfly (defined below) and Chairman of the Issuer and is the sole manager of 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and 4C Holdings V, LLC. Dr. Rothberg is the founder of the 4Catalyzer medical technology incubator and the founder and Chairman of its companies.

(d)–(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Rothberg is a citizen of the United States of America. Each of 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and 4C Holdings V, LLC is a limited liability company organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 12, 2021 (the “Closing Date”), Longview Acquisition Corp., a Delaware corporation (“Longview” and after the Business Combination described herein, the “Issuer”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 19, 2020 (the “Business Combination Agreement”), by and among Longview, Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (“Legacy Butterfly”).

In connection with the closing of the Business Combination (the “Closing”), (i) Dr. Rothberg’s RSUs for 1,000,000 shares of common stock of Legacy Butterfly became RSUs for 1,038,300 shares of Class A common stock of the Issuer, of which RSUs for 129,788 shares vest within 60 days of the Closing Date, (ii) 15,331,929 shares of Legacy Butterfly Series A preferred stock were automatically cancelled and converted into 15,919,141 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, (iii) 2,524,994 shares of Legacy Butterfly Series A preferred stock were automatically cancelled and converted into 2,621,701 shares of Class B common stock of the Issuer held by 4C Holdings II, LLC, (iv) 2,524,994 shares of Legacy Butterfly Series A preferred stock were automatically cancelled and converted into 2,621,701 shares of Class B common stock of the Issuer held by 4C Holdings III, LLC, (iv) 2,524,994 shares of Legacy Butterfly Series A preferred stock were automatically cancelled and converted into 2,621,701 shares of Class B common stock of the Issuer held by 4C Holdings IV, LLC, and (v) 2,545,212 shares of Legacy Butterfly Series A preferred stock were automatically cancelled and converted into 2,642,693 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC.

Item 4.	Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Class A common stock and Class B common stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 8 of 9

Dr. Rothberg serves as the Chairman and a member of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Dr. Rothberg was involved in the Business Combination as the founder and Chairman of Legacy Butterfly. Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A common stock and Class B common stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock and the Class B common stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As reported in Item 3, Dr. Rothberg’s holds RSUs for 1,038,300 shares of Class A common stock of the Issuer. The RSUs will vest in equal quarterly installments over two years beginning on March 31, 2021, without regard to Dr. Rothberg’s continued service to the Issuer, with full acceleration of vesting in the event of Dr. Rothberg’s death or disability or a change in control of the Issuer.

The Reporting Persons are parties to the Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, the initial stockholders, including Longview Investors LLC, certain affiliates of Glenview Capital Management, LLC and certain holders of Legacy Butterfly securities (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to register for resale the securities held by the stockholders party thereto and which restricts the ability of the Reporting Persons from transferring its shares in the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the Issuer’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of the Issuer’s common stock for cash, securities or other property.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 9 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Jonathan M. Rothberg, Ph.D., 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC, dated as of February 22, 2021.

2.

Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, Legacy Butterfly and certain of their securityholders (incorporated by reference from Exhibit 10.19 the Form 8-K of Butterfly Network, Inc. filed with the Securities and Exchange Commission on February 16, 2021 (File No. 001-39292)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

4C Holdings I, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings II, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings III, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings IV, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement is by and among Jonathan M. Rothberg, Ph.D., 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Class A common stock and Class B common stock of Butterfly Network, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon seven days prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Dated: February 22, 2021	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

4C Holdings I, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings II, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings III, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings IV, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager